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December 27, 2023

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment Nos. 110 and 111 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Rowland:

Thank you for your comments regarding Post-Effective Amendment No. 110 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2023 (the “Short Duration High Yield Municipal Fund PEA”) and Post-Effective Amendment No. 111 to the Trust’s registration statement on Form N-1A, filed with the Commission on October 16, 2023 (the “High Yield Municipal Fund PEA,” and together with the Short Duration High Yield Municipal Fund PEA, the “PEAs”). The Short Duration High Yield Municipal Fund PEA was filed for the purpose of registering shares of the First Eagle Short Duration High Yield Municipal Fund (the “Short Duration High Yield Municipal Fund”), a new series of the Trust. The High Yield Municipal Fund PEA was filed for the purpose of revising (1) the name, investment objective and principal investment strategy, and the associated risks; and (2) the fees and expenses, including the implementation of a revised contractual expense limitation arrangement, of the First Eagle High Income Fund (to be renamed the First Eagle High Yield Municipal Fund) (the “High Yield Municipal Fund,” and together with the Short Duration High Yield Municipal Fund, the “Funds”), a series of the Trust. We responded to your previous comments, which you provided to us by telephone on November 16, 2023, in correspondence filed with the Commission on December 18, 2023. This letter responds to your comment, which you provided to us by telephone on December 21, 2023.

Below, we describe changes the Trust will make to the PEAs in response to the Staff’s comment.

We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), on or about December 27, 2023, with

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immediate effectiveness. All text changes described below will be implemented substantially as noted here, though some variation in the filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEAs.

COMMENT: If the Funds are going to include maturity or duration in their principal investment strategies, the Staff believes that an investor should understand how the Funds use maturity or duration. If no specific criteria are used, please affirmatively state that in the principal investment strategy.

RESPONSE: The High Yield Municipal Fund will revise its disclosure in response to Item 9 of Form N-1A as follows:

Maturity measures the time until the final payment on a bond is due. While the Fund may invest in securities with any time to maturity, the Fund is a long-term bond fund and, as such, in pursuit of its investment objective will generally maintain, under normal market conditions, an investment portfolio with an overall weighted average maturity of greater than 10 years. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. For example, if a debt instrument has a duration of five years and interest rates increase (decrease) by 1%, then the value of that debt instrument would be expected to decline (increase) by approximately 5%. Duration is a factor that the Adviser uses in its analysis of the Fund’s portfolio, including to manage the Fund’s interest rate sensitivity.

The Short Duration High Yield Municipal Fund will revise its disclosure in response to Item 9 of Form N-1A as follows:

Maturity measures the time until the final payment on a bond is due. While the Fund may invest in securities with any time to maturity, under normal market conditions, the Fund in pursuit of its investment objective will generally maintain an investment portfolio with a weighted average effective duration of less than 5 years. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. For example, if a debt instrument has a duration of five years and interest rates increase (decrease) by 1%, then the value of that debt instrument would be expected to decline (increase) by approximately 5%. Duration is a factor that the Adviser uses in its analysis of the Fund’s portfolio, including to manage the Fund’s interest rate sensitivity.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner
Matthew J. Kutner (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP

John M. Ekblad, Sidley Austin LLP